2007 Annual Report



What Really Matters

PrivateBancorp

643 EMPLOYEES

252 Managing Directors
18 Board Members
20 Locations
7 States

One Brand
One Team
One Philosophy:

Our Clients Are at the Center of Everything We Do

PrivateBancorp, Inc., through its PrivateBank subsidiaries, provides distinctive, highly personalized, premium financial services to a growing array of successful entrepreneurial small and middle-market privately held and public businesses, affluent individuals, wealthy families, professionals, entrepreneurs and real estate investors. The PrivateBank uses a European tradition of "private banking" as a model to develop lifetime relationships with its clients. Through a team of highly qualified managing directors, The PrivateBank delivers a sophisticated suite of tailored credit, treasury and wealth management solutions to meet its clients' personal and commercial financial needs.

Contents

THE PRIVATEBANK BUILDS LIFETIME RELATIONSHIPS BASED ON OUR IN-DEPTH UNDERSTANDING OF BUSINESS AND PERSONAL GOALS. BY KNOWING WHAT REALLY MATTERS TO EACH CLIENT, WE CAN DO WHAT IT TAKES TO SUPPORT THEIR FINANCIAL AND BUSINESS NEEDS, PROTECT THEIR INTERESTS AND MAKE THEIR LIVES EASIER.

2007 WAS A REMARKABLE CHAPTER IN PRIVATEBANCORP'S HISTORY WITH THE ANNOUNCEMENT AND INITIAL EXECUTION OF OUR STRATEGIC GROWTH PLAN.

THIS PIVOTAL INITIATIVE IS TRANSFORMING OUR COMPANY INTO A FASTER GROWING, STRONGER, MORE DIVERSIFIED AND MORE EFFECTIVE ORGANIZATION FOR THE BENEFIT OF OUR CLIENTS, STOCKHOLDERS, EMPLOYEES AND COMMUNITIES.

BETWEEN 2002 AND 2007 WE HAVE GROWN OUR ASSET BASE AT A COMPOUNDED ANNUAL RATE OF 26%, TO $5.0 BILLION. DURING THE SAME PERIOD, LOANS HAVE GROWN AT A COMPOUNDED ANNUAL RATE OF 34% TO $4.2 BILLION, AND CORE DEPOSITS HAVE GROWN AT A COMPOUNDED ANNUAL RATE OF 28% TO $3.2 BILLION.


DILUTED EARNINGS PER SHARE (DOLLARS)
0.99
1.22
1.46
1.76
0.53
03
04
05
06
07


RETURN ON EQUITY (PERCENTAGE)
14.17
13.86
14.33
15.45
3.73
03
04
05
06
07


NET INCOME (THOUSANDS)
17,747
25,333
30,914
37,846
11,807
03
04
05
06
07


BOOK VALUE (DOLLARS PER SHARE)
8.74
9.85
11.64
13.83
16.89
03
04
05
06
07

NON-INTEREST INCOME
(THOUSANDS)



13,948
14,299
19,010
23,162
26,274
03
04
05
06
07

NET INTEREST MARGIN
(PERCENTAGE)



3.66
3.67
3.57
3.46
3.17
03
04
05
06
07

TOTAL ASSETS
(MILLIONS)



1,986.9
2,538.7
3,500.3
4,264.4
4,990.2
03
04
05
06
07

TOTAL LOANS
(MILLIONS)



1,224.7
1,653.4
2,608.1
3,500.0
4,177.8
03
04
05
06
07

TOTAL DEPOSITS
(MILLIONS)



1,547.4
1,872.6
2,823.4
3,551.0
3,761.1
03
04
05
06
07

TOTAL CAPITAL
(MILLIONS)



168.9
196.9
238.6
297.1
500.8
03
04
05
06
07


Welcome.


YOU HAVE ARRIVED.

CHICAGO RECEPTIONISTS LEFT TO RIGHT: SANDRA CARTER, CAROL BURTON & FRANCES PERZ

WHAT REALLY MATTERS

WHAT IT TAKES



ATTENTION

Business owners choose their professional relationships with care, and they expect that focus and attention to go both ways. When they have bold actions to consider or complex problems to solve, they value personal access to senior financial executives who understand what's at stake, respect their track record and see beyond the balance sheet. For clients of The PrivateBank, there's no substitute for a true partnership based on honest and open dialogue, objective advice, consistent support through fluctuating business cycles, and an integrated approach to managing business and personal assets.



LIFETIME RELATIONSHIPS

For The PrivateBank, there is nothing more satisfying than seeing a smart business concept turn into a thriving enterprise. As businesses grow and change, owners can call on the leadership, knowledge and perspective of the same senior banking executives who have taken a personal interest from the outset. They can also depend on us to maintain ample credit capacity and invest in the core products and services they need to keep their businesses moving forward. This same commitment extends to the communities we serve and to our charitable interests and those of our clients. As experienced business leaders, we are deeply involved in local organizations, contributing our experience and resources to keep our communities strong.

LEFT TO RIGHT: GARY COLLINS, EXECUTIVE MANAGING DIRECTOR AND PRESIDENT, THE PRIVATECLIENTS GROUP; BRUCE LUBIN, EXECUTIVE MANAGING DIRECTOR AND PRESIDENT, ILLINOIS COMMERCIAL BANKING; BRUCE HAGUE, EXECUTIVE MANAGING DIRECTOR AND PRESIDENT, NATIONAL COMMERCIAL BANKING; KAREN CASE, EXECUTIVE MANAGING DIRECTOR AND PRESIDENT, COMMERCIAL REAL ESTATE



SOLUTIONS

Business owners and CFOs cast a wide net. They respond to short-term business and cash flow challenges while strategically managing for long-term growth. They mentor employees, monitor supply chains and manage family wealth. And often, they actively support their local business communities. With so much to do—and so little time—they benefit from the solution oriented thinking and accessibility of local banking executives who provide extensive market knowledge, broad business contacts and flexible credit structures. This local perspective is invaluable as clients evaluate supply and demand, build strong business networks, take advantage of growth opportunities and support their lifestyles.



FOCUS

The PrivateBank's hallmark is our focus on building relationships. The strength of these relationships is our measure of success whether we're working with entrepreneurs, larger scale businesses, real estate developers or their families. Clients work closely with senior business bankers who understand the local business landscape, network with prominent business leaders and families and participate actively in their communities. As entrepreneurs ourselves, we understand that their business is their life's work and we maintain our focus on helping them secure the tools they need to be successful. In doing so, we share their goals and concerns and apply our experience to help them manage cash flow, leverage their capital and manage risk. Clients can go to a single source for a lockbox to speed up collections, a commercial line of credit, a commercial, construction or residential real estate loan or advice on how to leverage their company's equity.

LEFT TO RIGHT: CAL KLEINMANN, CHAIRMAN & CEO, KANSAS CITY; BRIAN SCHMITT, CHAIRMAN & CEO, GEORGIA; RICHARD JENSEN, CHAIRMAN & CEO, ST. LOUIS


ARGUMENT

TRUST

As entrepreneurs and their families plan for the future, it's reassuring to have a trusted advisor to manage and help protect their assets. They want seasoned professionals who move fluidly between the business balance sheet and the personal investment report and who have the integrity to always look out for their best interests. And as relationships grow more intimate, clients count on a strong advocate who sees the broad picture and can guide them through a myriad of complex financial issues. Relationships like this go far beyond the numbers. The strong personal bonds that develop reflect deep empathy, mutual respect and the utmost discretion and trust.

AKES

CONFIDENTIALITY

At The PrivateBank, seasoned Managing Directors create a safe haven where clients feel comfortable and protected and where sensitive matters can be handled in confidence. We identify with client goals and aspirations. We understand the value they place on detail, privacy and confidentiality. We also pay close attention to each client's personality, values, financial objectives and expectations. With this knowledge, our professionals can offer objective, confident perspectives on everything from financial trends and business succession strategies to lifestyle decisions and personal family issues.



LEFT TO RIGHT: J. WESLEY KOTT, ASSOCIATE MANAGING DIRECTOR & CRA OFFICER; THOMAS CASTRONOVO, MANAGING DIRECTOR & CHIEF MARKETING OFFICER; JOAN SCHELLHORN, MANAGING DIRECTOR & CHIEF HUMAN RESOURCES OFFICER; C. BRANT AHRENS, MANAGING DIRECTOR & STRATEGIC DEVELOPMENT OFFICER; ANDREW MAYCHRUK, MANAGING DIRECTOR & DIRECTOR IT & FACILITIES



RESPONSIVENESS

In today's competitive business climate, we realize that opportunities arise and clients need to capitalize. And as entrepreneurs often lead blended lives and because business and personal concerns can overlap, there's no telling when they will need a quick answer to a business question or special assistance with a personal financial transaction. Whether they require a rapid response to take advantage of special supplier terms, need to quickly commit to an equipment purchase or transfer funds to their son or daughter away at school, they count on the support of professionals who are singularly focused on responding with speed, accountability and discretion every time.

EXECUTION

The officers and staff of The PrivateBank thrive in a culture of execution. We meet our commitments; we get things done; we do what we say we're going to do. We seamlessly tie together our people, operations and strategies to consistently deliver for our clients. In the commercial lending area, our managing director group has an unmatched wealth of experience in meeting the needs of both public and privately held businesses in a diverse range of industries across our markets. Our ability to tailor credit solutions that meet expectations for terms and timeliness and our cross collaboration with other areas of the bank for treasury and wealth management solutions allow our clients to succeed in their many endeavors.



LEFT TO RIGHT: STEVEN COHEN, MANAGING DIRECTOR; JOSEPH PRIOLA, MANAGING DIRECTOR; ALAN KOHN, MANAGING DIRECTOR; THOMAS ESTEY, MANAGING DIRECTOR



LEFT TO RIGHT: CHRIS O'HARA, MANAGING DIRECTOR; ROD MURRAY, MANAGING DIRECTOR; BRIAN GREENBLATT, MANAGING DIRECTOR



LEFT TO RIGHT: PAULA LISS-EMPERADO, ASSOCIATE MANAGING DIRECTOR & TRUST OFFICER; WALLACE HEAD, MANAGING DIRECTOR & PRESIDENT & CEO, THE PRIVATEWEALTH GROUP; LAUREN HENZEL, MANAGING DIRECTOR & SENIOR TRUST OFFICER



LEFT TO RIGHT: KRISTEN FREUND, MANAGING DIRECTOR; ERIN BROWN, ASSOCIATE MANAGING DIRECTOR



CHRISTOPHER ZINSKI, MANAGING DIRECTOR, GENERAL COUNSEL & CORPORATE SECRETARY


JAY WILLIAMS, CHIEF OPERATING OFFICER



FAMILY AND FRIENDS

High-net-worth clients lead interesting and complex lives, but family comes first. We understand that. Their active lifestyles require liquidity, financial flexibility and the ability to prudently leverage their existing assets. Complicated family relationships call for constant nurturing and careful long-term planning. And to protect and grow family wealth and provide for future generations, their assets demand careful and proactive management. With so much at stake, families need professionals who can define and guide investment strategies, provide credit, help create efficient tax strategies and deliver confidential, discreet financial advice. Over the long term, a disciplined investment strategy strives to keep assets growing even as lifestyle requirements, tax implications and inflationary trends change.



CONTINUITY

As assets grow and lifestyles evolve, investors benefit from an objective and dispassionate advisor who maintains a disciplined focus on long-term goals. At The PrivateBank, Managing Directors are stockholders with long tenure. We draw on our long-term personal relationships with business owners and family members to understand their best interests, anticipate needs and give them constructive advice when it's needed most. By being good listeners and problem solvers, we help clients use their wealth positively to support their lifestyles, make charitable gifts and provide for their future and that of their loved ones.

LEFT TO RIGHT: GALE LUKAT, MANAGING DIRECTOR, THE PRIVATEBANK MORTGAGE COMPANY; PETER FLANZER, MANAGING DIRECTOR & VICE PRESIDENT, LODESTAR; JAMES CZERNIAK, ASSOCIATE MANAGING DIRECTOR, THE PRIVATEWEALTH FINANCIAL STRATEGIES GROUP



SUCCESS

Success can mean different things to different clients. Understanding that, we join with our clients to help tailor outcomes that will enhance their chance for success. In the dynamic commercial real estate market, for example, developers and investors win by focusing on the next big opportunity while staying ahead of changing market conditions. During growth cycles, they look for rapid lending decisions, flexible credit structures and the integrity to honor loan terms and commitments. When the market shifts, they need smart strategies to manage fluctuating capital costs and unpredictable payment cycles. An experienced commercial real estate lender can be an invaluable resource, offering local market knowledge, objective analysis of project plans and risks and flexible financial solutions.

What It Takes

Creativity

A thriving commercial real estate market requires experienced lenders who combine market insight with thorough due diligence and flexible, prudent credit structures. The PrivateBank builds long-term relationships with successful builders, developers, and property owners by bringing them creative solutions that help advance their businesses and expand their portfolios. Valuable ideas early in the deal process can identify the critical risks and position new projects for success. Clients benefit from our broad industry contacts and advanced experience with a vast array of project types. Our experienced lending staffs also ensure that transactions meet each client's objectives—and close on time and as promised. With careful attention to detail and an efficient loan process, clients can concentrate on what they do best: create value and bring new projects to life.



LEFT TO RIGHT: JAMES TURNER, MANAGING DIRECTOR; JOHN HEIBERGER, MANAGING DIRECTOR; ALAN SHARE, MANAGING DIRECTOR; JAMES WAGNER, MANAGING DIRECTOR



COMMITMENT

In the changing landscape of the construction and engineering industries, a key element that resonates with clients is commitment — the commitment to be current on industry trends, to understand the cyclical nature of the business, to have predictability in underwriting credit requests and to have the knowledge and agility to respond with educated counsel and solutions. The PrivateBank has made the firm commitment to further develop this specialized business line for the benefit of our clients in these important industries.

What It Takes



Experience

We bring substantial real-world experience to the forefront in serving a selective target market of high performing general contractors, architects and engineers, trade contractors and material suppliers. Our team brings considerable industry knowledge to bear in providing specialized value-added financial services to our clients. Our team's 70+ years of industry-specific experience and contacts enables us to quickly and efficiently deliver advice, tailor solutions and develop long-term partnerships with our specialized industries clients.

Left to right: Robert Frentzel, Managing Director, Specialized Industries. David Sauerman, Managing Director



CAN

The PrivateBank gives CFOs and treasurers all the support they need to build long-term corporate value. Through ongoing investments in new technology, we have built a versatile electronic platform that provides real-time visibility into cash operations and investment performance and accelerates the payment process. Working closely with Managing Directors, owners and CFOs can define the precise mix of world-class treasury products and services that meet their needs—and customize them to support existing technology platforms and workflow processes. They can also depend on our experienced treasury management team to implement new solutions, act quickly to resolve challenges and deliver personal, attentive service.



Do

Left to right: Lori Tuffield, Managing Director; Michael Peterson, Associate Managing Director; Scott Welch, Managing Director; Colleen Kelly, Managing Director; Joseph Dolan, Managing Director & Head of Treasury Management



Flexibility

In rapidly growing industries such as healthcare services, clients grow their businesses by understanding demographic and market trends, creating leverage, accessing low-cost capital and optimizing cash reserves. As clients execute their growth strategies, they need a dependable resource that truly understands and believes in their business, respects their operational expertise, shares their entrepreneurial spirit and helps them penetrate new markets. When unconventional opportunities or special circumstances arise, they also value flexible thinking, sound advice and the willingness to look at transactions from many perspectives.

WHAT IT TAKES

INSIGHT

The PrivateBank turns specialized market insight into creative ideas and customized solutions. We employ highly skilled healthcare industry specialists who are armed with a unique understanding of many of healthcare's sub markets. Our industry specialists work closely with our clients who are involved with the broad range of the delivery of health-care services — as well as manufacturers of medical products. A special emphasis is placed in the senior care sector- whether it be independent, assisted living or skilled care. We assist clients in navigating complex transactions by applying proven strategies as they encounter issues ranging from reimbursement to licensing. We offer new ideas that help clients control their capital costs and operate more profitably. Clients also count on our Managing Directors to help manage their cash flow and liquidity and the entire loan process—from term sheet through closing.



LEFT TO RIGHT: JEFFREY STEELE, MANAGING DIRECTOR, SPECIALIZED INDUSTRIES; BLUMA BRONER, MANAGING DIRECTOR; PETER KANE, MANAGING DIRECTOR

What Really Matters



Time

We understand that in today's business arena, clients value time as a most important commodity. As businesses grow and financial situations become more complex, it's easy for owners and CFOs to become overburdened with administrative detail. To optimize cash flow and working capital, they need ready access to current financial data, the flexibility to create custom reports, and the ready ability to analyze critical business issues and make informed decisions. They also embrace creative ideas that help them speed up processes, lower operating costs, safeguard their assets and avoid check fraud and other risks. We aim to accelerate success and simplify their banking by providing answers, and by being accountable and accessible.

Teamwork

At The PrivateBank, every employee takes personal responsibility for creating an exceptional client experience—every time. For us, serving clients through teamwork is a way of life, not just a profession. We take a personal interest in each client and use our knowledge of their individual tastes and preferences to guide our actions. And when they make a request or ask a question, we take personal responsibility for finding the best way to respond. Behind the scenes, we collaborate to gather information and leverage knowledge and expertise from across our organization. Our approach is to think through every detail—and exceed their expectations for high quality-high touch responsive service.



Left to right: Carlos Vasquez, Operations Officer; Doris Ciaccio, Operations Officer; Tara Cray, Operations Assistant; Shawna McLaughlin, Operations Assistant; Jason Kron, Reconcilement Specialist



LEFT TO RIGHT: KEVIN VAN SOLKEMA, CHIEF RISK OFFICER; JIM RUCKSTAETTER, CHIEF CREDIT OFFICER



Left to right: Paul Berley, Managing Director & Treasurer;
Dennis Klaeser, Managing Director & Chief Financial Officer; Mark Holmes, Managing Director

THE PRIVATEBANK HAS BUILT ITS SUCCESS ON THE STRENGTH OF OUR PEOPLE AND THE PERSONAL AND ENTREPRENEURIAL APPROACH WE TAKE TO SERVING CLIENTS AND COMMUNITIES. AS WE GROW, WE WILL MAINTAIN THIS INTIMATE FOCUS WHILE DELIVERING THE RESOURCES AND CAPABILITIES OF A LARGER BANK.



LEFT TO RIGHT: RALPH B. MANDELL, CHAIRMAN AND LARRY D. RICHMAN, PRESIDENT & CHIEF EXECUTIVE OFFICER

PRIVATEBANCORP HAS BEEN KNOWN IN BANKING CIRCLES AS A GROWTH COMPANY AND THAT DISTINCTION IS TRUER TODAY THAN EVER BEFORE.

Dear Stockholders:

Seventeen years ago, we identified an overlooked segment of the marketplace—busy, successful entrepreneurs and their families who own and run profitable businesses and develop real estate. They wanted a bank that understood their business and provided ideas and capital for growth. They wanted to protect and manage their personal wealth—so their money worked hard for them and for future generations. And most important, they wanted a stable, long-term relationship with a person and institution they trusted—a seasoned financial advocate with the knowledge, experience, authority and "can-do," "will-do" attitude to get things done. Our differentiated approach to service, based on a European model of private banking, fulfilled these unique needs. I am very proud of what we have accomplished.

In 2007 we embarked on a new, aggressive strategic course leveraging our past success. We did this primarily in response to the opportunity created in April 2007 when ABN AMRO announced its agreement to sell LaSalle Bank, N.A., Chicago and the Midwest's leading relationship-based, middle-market bank, to Bank of America.

Beginning in the latter part of 2006 and continuing into early 2007, declining market conditions affecting lending and business levels put pressure on our ability to grow our franchise at the same pace as in past years. In addition, I turned 66 during the year and increased the focus of our Board of Directors on succession planning. By themselves, these factors signaled that 2007 would be a transition year. Then came the announcement of LaSalle's sale, and it was clear to me that the sale created a once-in-a-lifetime strategic opportunity.

We, like other banks in Chicago, anticipated that the sale of LaSalle Bank would cause significant disruption in the Chicago middle market for commercial bankers and commercial banking relationships. We determined that if we could recruit a significant number of senior commercial banking and other banking professionals from LaSalle, we could successfully expand PrivateBancorp into a larger and more diversified financial institution with a broader and deeper management team.

We believed that if we could successfully exploit this opportunity, we could resume or even exceed the pace of growth we had experienced in prior years and enhance stockholder value over the long term. In order to take full advantage of this opportunity, we developed a Strategic Growth Plan that had, at its core, tactics for recruiting LaSalle's top middle-market commercial bankers and executives. Our Strategic Growth Plan calls for us to evolve and reposition ourselves at a higher level within the commercial banking market, relying on the client relationships of our new hires and their ability to attract larger scale private and public companies as clients. This new emphasis is expected to accelerate our rate of balance sheet growth.

We were successful in executing our Strategic Growth Plan, including accomplishing our recruiting goals. In the fourth quarter of 2007, we hired our new Chief Executive Officer, Larry Richman. Since the end of the third quarter of 2007 and through mid-February 2008, we hired 80 Managing Directors in Chicago and in our other market locations. We succeeded because we followed through on an aggressive recruiting plan, had the support of our Board of Directors and were willing to commit substantial resources to capture this strategic opportunity.

Our New President and CEO. I personally recruited Larry Richman to join us as our Company's new President and Chief Executive Officer succeeding me in those posts. Larry had many opportunities to join other first-class financial institutions. Fortunately, we were able to persuade him to join us. I could not


RALPH B. MANDELL

be more excited about the opportunities that lie ahead of us with Larry at the helm. Larry is the right person at the right time to lead our Company into the future. He is a builder and a relationship banker, two characteristics that are essential to the future success of our Company.

Larry's "one-team" approach was instrumental in building LaSalle Bank, N.A. into a $120 billion organization and his leadership style will be invaluable to our organization as we pursue our next level of growth. Larry's career spans 30 years with Chicago-based organizations including American National Bank, which was one of Chicago's middle-market commercial banks, and Exchange National Bank. Larry, together with other well-known Chicago bankers, grew Exchange until it merged with LaSalle Bank, N.A. in 1990. Larry eventually succeeded Norm Bobins as LaSalle's President and CEO.

In addition to his positions with our holding company, Larry has also assumed the posts of Chairman, President and CEO of The PrivateBank and Trust Company, our Chicago Bank. He is also a member of the Board of Directors of PrivateBancorp, Inc. and The PrivateBank - Chicago. Larry and the executive management team that surrounds him are well prepared to evolve our Company to its next level of performance.

My Role. I co-founded the Company 17 years ago and I have been privileged to serve as its Chairman, President and CEO. I remain one of the largest individual stockholders. Attracting someone as talented and experienced as Larry made the management succession process smooth and easy.

In that transition, I have assumed the role of Executive Chairman of the Company and will help Larry and the Board in identifying strategic opportunities, nurturing client relationships and supporting Larry in all he does. I will be fully engaged for years to come and am as excited as I have ever been about the opportunities that lie before us. Our management team and employees have built a great company over 17 years, and we are in the process of making our Company even more dynamic and competitive.

Staying True to Our Fundamentals. While we have changed our strategic expansion goals as a result of our CEO succession and recruitment success, we will stay true to the fundamentals that have driven the strong organic growth of our Company. We will continue to intensely focus on meeting the needs of our clients and relationship banking, maintaining a strong balance sheet and relying on great employees to accomplish our goals.

From the very beginning, The PrivateBank offered its clients a different kind of banking experience. We empower our Managing Directors with tools and a support structure so they can deliver exceptional service to our clients. That high-touch, personalized, European private banking experience will continue. Larry and our other new LaSalle colleagues believe in client-focused relationship banking, which is why combining all of this new talent in The PrivateBank made sense when we first began to develop our Strategic Growth Plan.

We have cultural alignment on the priority of the client and meeting clients' needs as the key to our long-term success. Going forward, we will have more Managing Directors to serve a growing client base and a broader array of banking products and services to serve our clients' business needs. Our delivery systems are better, broader and deeper than they have ever been and they will become even stronger still as we evolve the Company.

We raised $200 million in equity capital in December 2007 as an integral component of our Strategic Growth Plan. That capital will support our loan growth and will ensure we remain a well capitalized financial institution as we execute our Strategic Growth Plan. Monitoring and controlling asset quality is key to any successful financial institution, and we are focused on improving both.

The credit quality deterioration we experienced in 2007 did not meet our standards for performance, and we are taking steps to reclaim our strong credit quality history. At December 31, 2006, our ratio of nonperforming assets to total assets was .23 percent and that same ratio at December 31, 2007, stood at .97 percent. A good portion of the deterioration in credit quality resulted from a small segment of our loan portfolio, specifically lending to residential real estate developers. As the housing market weakened in early 2007, so too did our loan portfolio comprised of residential development loans. Despite the deterioration we experienced in 2007, our credit quality remains better than our peer banks.

Our people drive the success of our organization, and that has been fundamental since our inception. I believe we have the best of the best. When we executed our recruitment efforts toward LaSalle commercial bankers and officers, we targeted the very best and succeeded in our recruitment drive. Our Managing Directors are highly skilled, professional relationship bankers that share an unwavering commitment to client service. All of our employees are committed to quality performance and helping our clients succeed. Each of them understands, as I do, that our success depends on our clients' success.

Our New Directors. Our Strategic Growth Plan has brought change not only to our balance sheet and future prospects but also to our Board of Directors. In late 2007, we were pleased to appoint Collin G. Roche, a principal in GTCR Golder Rauner LLC, and James C. Tyree, CEO of Mesirow Financial, to our Board. GTCR and Mesirow were the largest strategic investors in our $200 million equity raise. Collin and Jim bring many years of finance, business and investment experience to our Board, and we are honored to welcome them as important members of our team.

The Future. As we look ahead, I also want to look back and acknowledge Tom Meagher, who retired from our Board of Directors in early 2007, and through his commitment and counsel made a significant contribution to the success of our Company. We all wish Tom the very best.

I also want to extend my special appreciation to our Board of Directors. They have always been a committed and hard working Board. In 2007 they were called upon to absorb an extraordinary amount of information, attend many additional meetings and make important determinations relating to our Strategic Growth Plan. I am indebted and appreciative of their support during this unique period of opportunity. I can assure you that your Board of Directors exercised its best business judgment on behalf of all stockholders.

PrivateBancorp has been known in banking circles as a growth company and that distinction is truer today than ever before. With Larry as CEO, we have a seasoned, growth-oriented leader with high energy and boundless aspirations. His executive management team has an impressive client following and each has an outstanding reputation for professional excellence. The team is in place and the reception to our Strategic Growth Plan in each of our chosen markets has been excellent. Our growth story continues, and I am enthusiastic about our future.

Ralph B. Mandell
Chairman

OUR STRATEGY IS TO DELIVER WHAT MATTERS MOST TO OUR CLIENTS, BY DOING WHATEVER IT TAKES. WE LIVE AND BREATHE OUR BUSINESS, JUST LIKE OUR CLIENTS DO THEIRS. WE ASPIRE TO BE TRUSTED ADVISORS TO OUR CLIENTS AND WE'RE EMPOWERED TO MAKE DECISIONS QUICKLY. WE STAND BY OUR COMMITMENTS.

WE WILL DELIVER A CONSISTENT AND EXCLUSIVE CLIENT EXPERIENCE BASED ON LISTENING, PROACTIVE THINKING AND RELIABLE EXECUTION.

Dear Stockholders:

I am so pleased and excited to have joined PrivateBancorp, Inc. as President and CEO. Ralph Mandell and all of our Bank's associates have built an outstanding company over the past 17 years, and now I have the honor and privilege of carrying our vision forward.

The Opportunity. It is the quality of this organization and its future growth prospects that persuaded me to join PrivateBancorp. We have the leadership team, highest quality officers and staff, banking platform and strategic vision to take this Company to the next level. The Company's evolution and the prospects for future growth are truly exciting. Together we have the opportunity to be the premier relationship bank in each of our chosen markets.

Evolution and Growth. To evolve and grow successfully, it is important to start with a solid foundation. The PrivateBank's well-established franchise in Chicago, Milwaukee, Bloomfield Hills, Michigan, St. Louis, Kansas City and Atlanta is an excellent platform to support our future growth. Success also depends on shared beliefs. The PrivateBank's success is the result of its commitment to relationship-based banking, a style of banking that I believe in passionately.

Our Board of Directors and I share a strategic vision to make our Company the premier middle-market commercial, commercial real estate, private and wealth management bank in all of the markets we serve. We will fulfill this vision by making client service our first priority. Deepening existing client relationships and nurturing new client relationships drives our business model. We do this by finding solutions to our clients' needs and understanding in every client relationship that our success depends on our clients' success.

Our plan for success is embodied in the Strategic Growth Plan we adopted in November 2007. We are well on our way to executing our Plan. Quality in Plan execution is my priority. We have quality relationship managers, quality clients and quality delivery systems and products. We take a long-term view of our growth prospects and we are building a best-in-class banking company to serve the diverse needs of our clients.

Our Leadership Team. The building of this company will be accomplished by our leadership team, comprised of senior officers with many years of experience in commercial and private banking and wealth management. The team has a multitude of attractive relationships with businesses, business owners, entrepreneurs, real estate developers and wealthy families. As important as our leadership team is, it is leading an equally important group of professional bankers and wealth management advisers—our talented and dedicated Managing Directors and Associate Managing Directors. We have exceptional "bench strength" when you look across our organization and understand the deep relationships and commitments our bankers and wealth management professionals have with our clients and their ability to generate new relationships.

Our Progress. It all starts with people. A very talented group of seasoned banking professionals joined an already strong team at PrivateBancorp. We raised $200 million of equity capital that has given us the additional capital to support our loan growth and expanded lending capacity. We are growing our client base and expanding the business we do with our current valued client relationships. We have enhanced our product suite to better and more fully service our client base, including treasury management, investment alternatives, foreign exchange and derivative capabilities. With growth comes the need for additional infrastructure. We have made



LARRY D. RICHMAN

infrastructure a priority, including enhancing our risk management and compliance functions, to ensure that we can fully support our growing client base.

Our Strategic Growth Plan dramatically changes the direction of our Company. Since November, we have accomplished much and our financial results reflect our evolution.

- We have hired over 80 Managing Directors since the end of the third quarter and opened business development offices in Cleveland, Ohio and Minneapolis, Minnesota.

- Reflecting early success with our Strategic Growth Plan, the Company achieved record loan growth of 12 percent, or $440 million, in the fourth quarter. The Company considerably increased its provision for loan losses to reflect this growth and to account for credit quality deterioration in the existing loan portfolio.

- Our net income for 2007 was $11.8 million, down significantly from net income of $37.8 million for 2006. We recorded a net loss of $15.1 million in the fourth quarter of 2007, compared to net income of $9.1 million in the same quarter last year. As planned, the Company incurred substantial costs related to the recruitment of a significant number of experienced middle-market commercial bankers.

Investment and Commitments. The investments we are making in people and infrastructure will enhance long-term stockholder value. We have a unique opportunity to take a first-class organization to its next level of growth. The evolution of our Company will take time and I believe it will have many positive effects. Our growth will result from successfully serving the credit, banking and wealth management needs of our clients and helping them achieve their dreams and business objectives. Our employees have the opportunity to work in a dynamic and growing company where the future is exciting. Despite our many business priorities and the challenges that lie ahead, we will stay focused on our core belief—helping our clients succeed ensures our success. We understand that our success and the success of our clients depends upon the prosperity of the communities we all work in and serve. We are building an organization that is committed and supportive of our communities and a strong corporate citizen.

The opportunities before us are great and we will seize them as one united PrivateBancorp team. I look forward to updating you on our progress throughout the year.



Larry D. Richman
President & Chief Executive Officer

Financial Report

MARKET CAP
(MILLIONS)


446.3
657.5
746.4
917.3
928.5
03
04
05
06
07

PVTB YEAR-END STOCK PRICES


$22.65
$32.23
$35.57
$41.63
$32.65
03
04
05
06
07

WEALTH MANAGEMENT ASSETS UNDER MANAGEMENT (MILLIONS)


1,494.9
1,727.5
2,436.8
2,902.2
3,361.2
03
04
05
06
07

AVERAGE ASSETS PER AVERAGE EMPLOYEE (MILLIONS)


8.54
9.17
8.97
8.94
8.67
03
04
05
06
07

NET INCOME PER AVERAGE EMPLOYEE
(THOUSANDS)


87
105
93
92
23
03
04
05
06
07

IN THOUSANDS, EXCEPT PER SHARE DATA : FISCAL YEARS ENDED DECEMBER 31

	2007	% CHANGE	2006	2005	2004	2003
INCOME STATEMENT DATA:						
Net Interest Income	$128,122	9%	$117,474	$96,400	$73,542	$57,140
Less: Provisions For Loan Losses	$16,934	148%	$6,836	$6,538	$4,399	$4,373
Non-interest Income	$26,274	13%	$23,162	$19,010	$14,299	$13,948
Non-interest Expense (Includes minority interest expense)	$122,772	55%	$79,396	$62,993	$48,462	$42,340
Income Before Income Tax	$14,690	-73%	$54,404	$45,879	$34,980	$24,375
Less: Income Tax Provision	$2,883	-83%	$16,558	$14,965	$9,647	$6,628
Net Income	$11,807	-69%	$37,846	$30,914	$ 25,333	$17,747
PER SHARE DATA						
Net Income (Diluted)	$0.53	-70%	$1.76	$1.46	$1.22	$0.99
Dividend	$0.30	25%	$0.24	$0.18	$0.12	$0.08
Book Value	$16.89	22%	$13.83	$11.64	$9.85	$8.74
Actual Shares Outstanding (Period end)	28,439	29%	22,035	20,984	20,400	19,707
PROFITABILITY & OPERATING RATIOS:						
Return on Average Assets (ROA)	0.27%		1.02%	1.04%	1.14%	1.02%
Return on Average Total Equity (ROE)	3.73%		15.45%	14.33%	13.86%	14.17%
Net Interest Margin (FTE)	3.17%		3.46%	3.57%	3.67%	3.66%
Efficiency Ratio	77.15%		54.45%	52.37%	52.26%	56.78%
Net Income Per Average Employee	$23		$92	$93	$105	$87
Average Assets/Average Employees	$8,665		$8,937	$ 8,971	$9,173	$8,543
Market Cap	$928,548	1%	$917,319	$746,399	$657,495	$446,272
Closing Stock Price	$32.65	-22%	$41.63	$35.57	$32.23	$22.65
BALANCE SHEET DATA:						
Total Assets	$4,990,205	17%	$4,264,424	$3,500,341	$2,538,665	$1,986,915
Total Loans	$4,177,795	19%	$3,499,988	$2,608,067	$1,653,363	$1,224,657
Total Deposits	$3,761,138	6%	$3,551,013	$2,823,382	$1,872,635	$1,547,359
Total Stockholders' Equity	$500,793	69%	$297,124	$238,629	$196,921	$168,947
Average Equity to Average Assets	7.12%		6.63%	7.22%	8.23%	7.22%
Loans to Deposits	111.1%		98.6%	92.4%	88.3%	79.1%
Wealth Management Assets Under Management	$3,361,171	16%	$2,902,205	$2,436,766	$1,727,479	$1,494,881
ASSET QUALITY RATIOS:						
Non-Performing Loans/ Total Loans	0.93%		0.25%	0.04%	0.15%	0.09%
Allowance for Loan Losses/ Non-Performing Loans	125%		380%	2201%	751%	1343%
Allowance for Loan Losses/ Total Loans	1.17%		1.09%	1.13%	1.15%	1.23%
Non-Accrual Loans/ Total Loans	0.93%		0.11%	0.03%	0.07%	0.00%
Net Charge-Offs/ Average Loans	0.17%		0.03%	-0.01%	0.04%	0.08%
Non-Performing Assets/ Total Assets	0.97%		0.23%	0.04%	0.10%	0.06%



Left to right: Jim Tyree, Board Member; Collin Roche, Board Member

PrivateBancorp, Inc. and The PrivateBank

Ralph B. Mandell
Chairman - PrivateBancorp, Inc.

Larry D. Richman
President & Chief Executive Officer - PrivateBancorp, Inc.

Donald L. Beal
President - Arrow Lumber

William A. Castellano
Chairman & Chief Executive Officer - WorkNet, Inc.

Robert F. Coleman
Principal - Robert F. Coleman & Associates

Gary S. Collins*
Executive Managing Director & President - The PrivateClients Group, The PrivateBank, Chicago

Patrick F. Daly
Founder & Chief Executive Officer - The Daly Group, LLC

William A. Goldstein
President - Lodestar Investment Counsel, LLC

James M. Guyette
President & Chief Executive Officer - Rolls Royce North America, Inc.

Wallace L. Head*
President & Chief Executive Officer - The PrivateWealth Group

Richard C. Jensen
Chairman & Chief Executive Officer - The PrivateBank, St. Louis

Philip M. Kayman
Special Counsel - Global Hyatt Corporation

Dennis L. Klaeser*
Chief Financial Officer - PrivateBancorp, Inc.

Cheryl Mayberry McKissack
Chairman & Chief Executive Officer - NIA Enterprises

William J. Podl
Chairman - Doran Scales, Inc.

Edward W. Rabin
Former President - Hyatt Hotels Corporation

Collin E. Roche
Principal, GTCR Golder Rauner, LLC

William R. Rybak
Private Investor

Alejandro Silva
Chairman of the Board - Evans Food Group, Ltd.

James C. Tyree
Chairman & Chief Executive Officer - Mesirow Financial

John (Jay) B. Williams
Chief Operating Officer - PrivateBancorp, Inc.

*BOARD MEMBERS ONLY OF SUBSIDIARY - THE PRIVATEBANK

Board of Directors Emeriti

Naomi Tudor Borwell
Private Investor

Alvin J. Gottlieb
Private Investor

William R. Langley
Private Investor

Thomas F. Meagher
Chief Executive Officer - Professional Golf Cars of Florida

Caren L. Reed
Retired, Vice Chairman - PrivateBancorp, Inc. and The PrivateBank and Trust Company

Michael B. Susman
Partner, Attorney at Law - Spitzer, Addis & Susman

The PrivateBank - Georgia

Brian D. Schmitt
Chairman & Chief Executive Officer - The PrivateBank

Dan L. Decraene
Chief Executive Officer - Advance Realty Service, Inc.

Bruce R. Hague
Executive Managing Director & President - National Commercial Banking, The PrivateBank, Chicago

Jo S. Hill
Retired

George T. Hovis
President - Hovis Homes, Inc.

J. Ridley Howard
Retired

Ralph B. Mandell
Chairman - PrivateBancorp, Inc.

Anthony J. Mannino
Chief Financial Officer - The PrivateBank

Kenneth A. Orkin
Real Estate Investments

James A. Ruckstaetter
Chief Credit Officer - PrivateBancorp, Inc.

The PrivateBank - Michigan

Max A. Berlin
President & Chief Executive Officer - MeasureComp, L.L.C.

Robert M. Burch
Vice Chairman - The PrivateBank

Donald A. Coleman
Chairman & Chief Executive Officer - GlobalHue

Gary S. Collins
Executive Managing Director & President - The PrivateClients Group, The PrivateBank, Chicago

Boards of Directors

Bruce R. Hague
Executive Managing Director & President - National Commercial Banking, The PrivateBank, Chicago

Ralph B. Mandell
Chairman - PrivateBancorp, Inc.

Patrick M. McQueen
Chairman and CEO - The Private Bank

Robert H. Naftaly
Member - Michigan State Tax Commission

Albert W. Papa
Chairman & Chief Executive Officer - Cambridge Financial Services, Inc.

Pamela E. Rodgers
President & Owner - Rodgers Chevrolet

Thomas L. Schellenberg
President - Schellenberg & Associates, P.C.

Gary H. Torgow
Founder, Chairman & Chief Executive Officer - The Sterling Group

The PrivateBank - St. Louis

Richard C. Jensen
Chairman & Chief Executive Officer - The PrivateBank

Allan D. Ivie IV
President & Chief Operating Officer - The PrivateBank

Stephen S. Adams III
Private Investor

R. Clark Amos
Principle - Otis & Clark Properties

Steven N. Cousins
Partner - Armstrong Teasdale, L.L.P.

Bruce R. Hague
Executive Managing Director & President, National Commercial Banking - The PrivateBank, Chicago

Larry R. Katzen
Retired - Arthur Andersen

Ralph B. Mandell
Chairman - PrivateBancorp, Inc.

Parker B. Condie, Jr.
President - Coin Acceptors, Inc.

Jacob W. Reby
Member - Lewis, Rice & Fingersh, L.C.

Andrew M. Rosen
Private Investor

Sandford B. Scott
Vice Chairman & Managing Director - The PrivateBank

Jan Torrisi-Mokwa
President - Congruence, Inc.

Patricia D. Whitaker
President - Arcturis

The PrivateBank N.A. - Wisconsin

John (Jay) B. Williams
Chairman & CEO - The PrivateBank

Tina Chang
Chief Executive Officer - SysLogic, Inc.

John B. Crichton
The Shoreline Company

Dennis L. Klaeser
Chief Financial Officer & Managing Director - The PrivateBank - Chicago

Daniel J. Minahan
President & Chief Operating Officer - Continental Properties Company, Inc.

Cory L. Nettles
Managing Director - Generation Growth Capital, Inc.

Bruce E. Pindyck
Meridian Industries

James Rowe
Rowe & Co.

Mary S. Wehrheim
President - Stanek Tool Corporation

PrivateBancorp, Inc., Officers

Ralph B. Mandell
Chairman

Larry D. Richman
President & Chief Executive Officer

Dennis L. Klaeser
Chief Financial Officer

Kevin J. Van Solkema
Chief Risk Officer

Christopher J. Zinski
General Counsel and Corporate Secretary

James A. Ruckstaetter
Chief Credit Officer

Thomas N. Castronovo
Chief Marketing Officer

Paul A. Berley
Treasurer and Controller

Julie Cuadros-Perry
Director of SEC Reporting

Eric Ephraim
Director of Accounting

The PrivateBank - Chicago
Executive Committee

Larry D. Richman
Chairman, President &
Chief Executive Officer - Chicago

Karen B. Case
Executive Managing Director & President -
Commercial Real Estate - Chicago

Gary S. Collins
Executive Managing Director & President -
The PrivateClients Group - Chicago

Bruce R. Hague
Executive Managing Director & President -
National Commercial Banking - Chicago

Bruce S. Lubin
Executive Managing Director & President -
Illinois Commercial Banking - Chicago

C. Brant Ahrens
Managing Director & Strategic
Development Officer - Chicago

Robert W. Frentzel
Managing Director, Specialized
Industries - Chicago

Wallace L. Head
Managing Director, President
& Chief Executive Officer -
The PrivateWealth Group - Chicago

Dennis L. Klaeser
Managing Director &
Chief Financial Officer - Chicago

James A. Ruckstaetter
Managing Director & Chief
Credit Officer - Chicago

Joan A. Schellhorn
Managing Director & Chief Human
Resources Officer - Chicago

Jeffrey D. Steele
Managing Director, Specialized
Industries - Chicago

John (Jay) B. Williams
Managing Director & Chief Operating
Officer - Chicago

Kevin J. VanSolkema
Managing Director & Chief Risk Officer

Christopher J. Zinski
Managing Director, General Counsel
& Corporate Secretary - Chicago

The PrivateBank - Chicago

Ellen P. Abell
Managing Director & Senior Trust Officer -
North Shore

*OFFICE HEAD

Maria K. Alexakis
Managing Director - Chicago

James K. Badger
Managing Director - Lake Forest

Paul A. Berley
Managing Director & Treasurer - Chicago

Constance J. Berman
Managing Director - Winnetka

Susan Lang Berry
Managing Director - Oak Brook

Ann L. Blickensderfer
Managing Director & Senior Trust
Officer - Chicago

Marcia A. Bowden
Managing Director & Director of Human
Resources - Chicago

Bluma Broner
Managing Director - Chicago

Karen M. Bushy
Managing Director - Oak Brook

Thomas N. Castronovo*
Managing Director & Director of
Marketing - St. Charles & Geneva

Steven M. Cohen
Managing Director - Chicago

Sam L. Dendrinos
Managing Director - Chicago

Joseph V. Dolan Jr.
Managing Director & Head of Treasury
Management - Chicago

Thomas G. Estey
Managing Director - Chicago

Jerry J. Feldman
Managing Director - Chicago

Alan B. Fine
Managing Director - Lake Forest

Kristen P. Freund
Managing Director - Chicago

Jane Frid Shifrin
Managing Director - Chicago

Mark G. Ganchiff
Managing Director & Senior Trust Officer -
North Shore

Donald C. Geske
Managing Director - Chicago

Nicholas S. Giuliano*
Managing Director - Oak Brook

Brian K. Greenblatt
Managing Director - Chicago

Christopher C. Hainey
Managing Director - Oak Brook

Amy K. Hallberg
Managing Director - Chicago

John D. Heiberger
Managing Director - Chicago

Lauren J. Henzel
Managing Director & Senior Trust Officer - Chicago

David J. Hesselbein
Managing Director - Lake Forest

Robin M. Hill
Managing Director - Geneva

Mark Holmes
Managing Director - Chicago

Christopher W. Hoste
Managing Director & Investment Officer - Chicago

Peter J. Kane
Managing Director - Chicago

Colleen Kelty
Managing Director - Chicago

Martin I. Klauber
Managing Director - Lake Forest

Alan H. Kohn*
Managing Director - Lake Forest

Mark L. Kosiek*
Managing Director - Chicago

Richard J. Kress
Managing Director - Chicago

Christina M. Ksoll*
Managing Director - Gold Coast

David B. Lahl
Managing Director - St. Charles

Allison M. Mandell
Managing Director - Chicago

Matthew S. Massa
Managing Director - Oak Brook

Ramona Mateiu
Managing Director, Associate General Counsel & Assistant Corporate Secretary - Chicago

Andrew C. Maychruk
Managing Director & Director of IT and Facilities - Chicago

Bernard K. Mayle
Managing Director & Director of Operations - Chicago

Jeffrey B. Michalczyk
Managing Director - Chicago

Marcus D. Montanye
Managing Director - Chicago

Michael L. Monticello
Managing Director - Chicago

Robert A. Moore
Managing Director - Oak Brook

Kevin M. Murphy
Managing Director - Winnetka

Rodney A. Murray
Managing Director - Chicago

Scott Muyskens
Managing Director - Gold Coast

Meeghan M. O'Donnell
Managing Director, Associate General Counsel & Assistant Corporate Secretary - Chicago

Christopher C. O'Hara
Managing Director - Chicago

Thomas J. Olivieri
Managing Director - Chicago

Ann B. O'Shaughnessy
Managing Director - Chicago

Thomas Papahronis
Managing Director - Chicago

John D. Papier
Managing Director - Chicago

Richard A. Powers
Managing Director & Senior Trust Officer - Chicago

John Joseph Presberg
Managing Director - Lake Forest

Joseph J. Priola
Managing Director - St. Charles

Jeffrey A. Raider
Managing Director - Chicago

Jerome V. Rasnak
Managing Director - Chicago

William J. Robertson
Managing Director - Oak Brook

David A. Rooney
Managing Director - Oak Brook

Amy P. Roxas
Managing Director - Chicago

Brian F. Ruos
Managing Director - North Shore

Derek C. Sammons
Managing Director - Oak Brook

David L. Sauerman
Managing Director - Chicago

John T. Schmidt
Managing Director & Senior Trust Officer - St. Charles

Todd A. Schultz
Managing Director - Chicago

Alan M. Share
Managing Director - Lake Forest

Daniel C. Siadak
Managing Director - Chicago

John Paul Sweeney
Managing Director & Senior Trust Officer - Chicago

John C. Thurston
Managing Director - Chicago

Steven Trepiccione
Managing Director - Chicago

Lori S. Tuffield
Managing Director - Chicago

James F. Turner
Managing Director - Chicago

Susan P. Vonder Heide
Managing Director & Senior Trust Officer - Chicago

James F. Wagner
Managing Director - Chicago

Scott David Welch
Managing Director - Chicago

The PrivateBank - Cleveland

John D. Barrett
Managing Director

Roy D. Hasbrook
Managing Director

Robert M. Walker
Managing Director

The PrivateBank - Georgia

Brian D. Schmitt
Chairman & Chief Executive Officer - Atlanta

Anthony J. Mannino
Managing Director & Chief Financial Officer - Atlanta

C. Watson Nichols
Managing Director & Chief Risk Officer - Atlanta

Joseph (Jody) G. Wirtz, Jr.
Managing Director & Executive Vice President - Norcross

Mark K. Hancock
Managing Director & Executive Vice President - Atlanta

Randy R. Harris
Managing Director - Atlanta

Joy C. Manbeck
Managing Director - Norcross

Mark H. Veach
Managing Director - Atlanta

The PrivateBank (Kansas City)

Calvin R. Kleinmann
Chairman & Chief Executive Officer

Paul C. Clendening
President & Chief Operating Officer

Jennifer B. Bailey
Managing Director

Donald W. Hubbs
Managing Director & Senior Investment Officer

H. Tony Oppenheimer
Managing Director & Senior Trust Officer

Keith J. Sheridan
Managing Director

The PrivateBank - Michigan

Patrick M. McQueen
Chairman & Chief Executive Officer

Thomas W. Brown
Managing Director & Chief Financial Officer - Bloomfield Hills

Robert M. Burch
Managing Director & Vice Chairman - Bloomfield Hills

Ann M. Deering
Managing Director & Chief Credit Officer - Bloomfield Hills

Stephen A. Anderson
Managing Director - Bloomfield Hills

Patricia R. Botkin
Managing Director - Rochester

Gary J. Cortner
Managing Director - Grosse Pointe

James T. Dunn
Managing Director - Bloomfield Hills

Dennis J. Harder
Managing Director - Bloomfield Hills

Philip A. Kapanowski
Managing Director - Bloomfield Hills

John P. Landis
Managing Director - Bloomfield Hills

Howard L. Margolis
Managing Director - Bloomfield Hills

Amy L. McLandress
Managing Director & Senior Investment Officer - Bloomfield Hills

Steven F. Milbeck
Managing Director & Senior Trust Operations Officer - Bloomfield Hills

Christine R. Otto
Managing Director - Bloomfield Hills

Daniel P. Pehrson
Managing Director - Bloomfield Hills

Deborah M. Pointer
Managing Director - Bloomfield Hills

Gregory E. Roberts
Managing Director - Bloomfield Hills

Gregory M. Speaks
Managing Director - Bloomfield Hills

Ronald R. Valentine
Managing Director - Bloomfield Hills

The PrivateBank - Minneapolis

John R. Falb
Managing Director

The PrivateBank - St. Louis

Richard C. Jensen
Chairman & Chief Executive Officer - St. Louis

Allan D. Ivie IV
President & Chief Operating Officer - St. Louis

Sanford B. Scott
Managing Director & Vice Chairman - St. Louis

Charles W. Davis
Managing Director & Chief Credit Officer - St. Louis

David E. Bell
Managing Director - St. Louis

James C. Binz
Managing Director - St. Louis

John M. Bugh
Managing Director - St. Louis

Beverly S. Camp
Managing Director - Chesterfield

Charles H. Clifford
Managing Director - St. Louis

Anne L. Gagen
Managing Director - St. Louis

Richard J. George
Managing Director - St. Louis

Mark A. Graham
Managing Director - St. Louis

The PrivateBank - Wisconsin

John (Jay) B. Williams
Chaiman & CEO - Milwaukee

Mark N. Lemke
Managing Director - Milwaukee

James A. Meyer
Managing Director - Milwaukee

Randy D. Olver
Managing Director - Milwaukee

Roger A. Pillsbury
Managing Director - Milwaukee

Thomas N. Tuttle Jr.
Managing Director & Senior Trust Officer - Milwaukee

The PrivateBank Mortgage Company

James F. Brady
Managing Director - Chicago

Gale L. Lukat
Managing Director - Chicago

Lodestar Investment Counsel, LLC

William A. Goldstein
President - Chicago

Robert H. Dearborn
Managing Director & Senior Vice President - Chicago

Peter W. Flanzer
Managing Director & Vice President - Chicago

Kimberly A. Geary
Managing Director & Vice President - Chicago

John J. Sobel
Managing Director - Chicago

ASSOCIATE MANAGING DIRECTORS

The PrivateBank - Chicago

Eric H. Andrysiak
Associate Managing Director - Gold Coast

Kaleen A. Barbera
Associate Managing Director - St. Charles

Matthew R. Brewer
Associate Managing Director - Chicago

Erin K. Brown
Associate Managing Director - Geneva

Joanne L. Brucato
Associate Managing Director - St. Charles

Gail I. Carpenter
Associate Managing Director - Chicago

Stacey J. Chlebana
Associate Managing Director - Oak Brook

Helen M. Coufoudakis
Associate Managing Director - Chicago

Julie K. Cuadros - Perry
Associate Managing Director - Chicago

James A. Czerniak
Associate Managing Director - Chicago

Kimberly Adams-Ekwemoha
Associate Managing Director - Chicago

Eric A. Ephraim
Associate Managing Director & Director of Accounting - Chicago

David R. Fasano
Associate Managing Director - Chicago

Matthew J. Gibbons
Associate Managing Director - Chicago

Michael S. Halter
Associate Managing Director - Chicago

Anne R. Hardinge
Associate Managing Director - Chicago

Yvonne T. Heyden
Associate Managing Director - Gold Coast

Jane K. Kachadurian
Associate Managing Director - Chicago

J. Wesley Kott
Associate Managing Director & CRA Officer - Chicago

Deborah A. Kunz
Associate Managing Director - Chicago

Paula A. Liss-Emperado
Associate Managing Director - Chicago

Adam F. Lutostanski
Associate Managing Director - Chicago

Timothy S. McDonald
Associate Managing Director - Geneva

Anthony Meyer
Associate Managing Director & Investment Officer - Chicago

Gerry Mihas
Associate Managing Director - Chicago

Sara Morrissette
Associate Managing Director - Chicago

Alison M. Murphy
Associate Managing Director - Chicago

Robert A. Nesbitt
Associate Managing Director - North Shore

Jacob C. Noble
Associate Managing Director - Chicago

Michael D. Peterson
Associate Managing Director - Chicago

Theresa Porter
Associate Managing Director & Trust Officer - Chicago

Cynthia J. Rundorff
Associate Managing Director - Chicago

Susan C. Schmitt
Associate Managing Director - Geneva

Mark G. Smaizys
Associate Managing Director - Oak Brook

Kymberly L. Sterling
Associate Managing Director & Controller - Chicago

Simone Szulc-Cieplicki
Associate Managing Director - Lake Forest

Stacy Theodorakakis
Associate Managing Director - Winnetka

Craig W. Thessin
Associate Managing Director - Chicago

Denise K. Wahlund
Associate Managing Director - North Shore

Amy B. Weintraub
Associate Managing Director - Chicago

Charles E. Weisfuss
Associate Managing Director & Trust Operations Officer - Chicago

Jill N. Welp
Associate Managing Director - Chicago

The PrivateBank - Georgia

Colleen A. Conaty
Associate Managing Director - Atlanta

Glenda G. Fitzpatrick
Associate Managing Director - Atlanta

Ronald Fontenot
Associate Managing Director - Alpharetta

David E. Harwell
Associate Managing Director - Norcross

John C. Kirts
Associate Managing Director - Norcross

Zennie W. Lynch Jr.
Associate Managing Director - Atlanta

Derek M. Norred
Associate Managing Director - Atlanta

L. Susan Puryear
Associate Managing Director - Atlanta

ASSOCIATE MANAGING DIRECTORS

The PrivateBank (Kansas City)

Christopher J. Comfort
Associate Managing Director - Kansas City

Christopher C. Nelson
Associate Managing Director - Kansas City

The PrivateBank - Michigan

Richard S. Arceci
Associate Managing Director - Bloomfield Hills

Deborah R. Cain
Associate Managing Director - Bloomfield Hills

Ruth B. Carrigan
Associate Managing Director - Bloomfield Hills

Susan B. Devine
Associate Managing Director - Bloomfield Hills

Gloria A. Dopp
Associate Managing Director & Controller - Bloomfield Hills

Maria Dubiel
Associate Managing Director - Rochester

Nicholas Fadel
Associate Managing Director - Bloomfield Hills

Julie M. Gust
Associate Managing Director - Bloomfield Hills

Eric T. Haege
Associate Managing Director - Bloomfield Hills

Laura M. Kalil
Associate Managing Director - Bloomfield Hills

Shellie L. Maitre
Associate Managing Director - Bloomfield Hills

Mark T. Ossman
Associate Managing Director - Bloomfield Hills

Vito J. Pianello
Associate Managing Director - Bloomfield Hills

Michael Sampson
Associate Managing Director - Rochester

Elizabeth Woodmansee
Associate Managing Director - Bloomfield Hills

Carolyn R. Meier
Associate Managing Director - Grosse Pointe

The PrivateBank - Minneapolis

Peter N. Pricco
Associate Managing Director - Minneapolis

The PrivateBank - St. Louis

Benjamin J. Anderson
Associate Managing Director - St. Louis

Angela M. Binney
Associate Managing Director - St. Louis

Mark R. Brandom
Associate Managing Director - St. Louis

Danny P. Chadakhtzian
Associate Managing Director - St. Louis

Mark Delhougne
Associate Managing Director - St. Louis

Nicholas C. DeVilder
Associate Managing Director - St. Louis

Deborah L. Gilbert
Associate Managing Director - Chesterfield

Gayle B. Goddard
Associate Managing Director - Chesterfield

Diana M. Golfin
Associate Managing Director - St. Louis

Karen A. Karr
Associate Managing Director - Chesterfield

Matthew J. McHugh
Associate Managing Director - St. Louis

John W. Slaid
Associate Managing Director - Chesterfield

David B. Vande Ven
Associate Managing Director - St. Louis

The PrivateBank - Wisconsin

Marybeth Cottrill
Associate Managing Director - Milwaukee

Jeffrey Janza
Associate Managing Director - Milwaukee

Stephanie A. Klippel
Associate Managing Director - Milwaukee

Ellen J. Redeker
Associate Managing Director - Milwaukee

James D. Roemer
Associate Managing Director - Milwaukee

Illinois

DuPage County

William D. Boockford
Senior Managing Director - Mesirow Financial

David P. Bossy
Chairman - Mid-America Development Partners

Karen M. Bushy
Former Mayor - Village of Oak Brook

Kevin C. Connor
President - JDI Realty, L.L.C.

Larry M. Donovan
Private Investor

Ronald P. Fox
President - R.P. Fox & Associates

Richard M. Gatto
Executive Vice President - The Alter Group

Nicholas G. Kekos - CPA
Nicholas G. Kekos, Ltd.

Robert C. Knuepfer
Partner - Baker & McKenzie

Thomas D. Marcucci
Vice President - Gonnella Baking Company

Edward Momkus
Partner - Momkus, McCluskey, Monroe, Marsh & Spyratos, LLC

Dr. Paul K. Rosenberg
President - Female Healthcare Associates, Inc.

Gary B. Rothbart
President - Rothbart Realty Company

Jay Sanders
President and Managing Principal - Professional Business Consultants, Inc.

Mark A. Tebbe
Chairman - Techra Networks

Kane County

Dr. Steven J. Baginski
Owner - Steven J Baginski D.D.S. & Associates, Ltd.

Dr. Joseph Christensen
Physician - Central DuPage Physician Group

Dr. David W. Flatt
Chiropractic Orthopedist - Greater Valley Medicine, S.C.

James A. Gaffney
General Manager - Gaffney's Protective Maintenance, Inc.

Brian Hiatt
Owner - Hiatt Produce, Inc.

Philip L. Hildebrandt
Chief Executive Officer - Segall Bryant & Hamill Investment Counsel

Rev. Melinda B. Hinners-Waldie
Reverend - Fox Valley Presbyterian Church

Michael R. Kluck
President - Prairie Mechanical, Inc.

James A. Morel
Chairman & Chief Executive Officer - JAM Consulting Group, Inc.

James C. Murray III
Owner - Murray Properties, Inc.

William J. Podl
Chairman - Doran Scales, Inc.

Daniel A. Sergi
President - Wine Sergi & Company, LLC

Daniel L. Star
Retired President - Centex Homes, Illinois

Lake Forest

Dr. Douglas R. Adler
North Shore Gastroenterology, SC

Michael S. Basofin
President - The Cloverleaf Group, Inc.

Sheldon Brottman
Private Investor

Robert F. Carr III
Consultant

Peter W. Flanzer
Managing Director - Lodestar Investment Counsel, LLC

Gary R. Janko
Principal - Janko & Company

Jeffry J. Pickus
President - The Pickus Companies

Earl E. Rubinoff
President - The Rubinoff Group

Richard M. Swanson Jr.
President - R.M. Swanson & Associates, Inc.

North Shore/Winnetka

Robert H. Dearborn C.F.A.
Managing Director - Lodestar Investment Counsel, LLC

William Downey
Private Investor

Julie Floyd
President - Classic Kids, LLC

Scott L. Goodman
Principal - Sterling Bay Companies

Richard M. Horwood
Partner - Horwood, Marcus & Berk Chartered

Hersch M. Klaff
Managing Director - Klaff Realty, LP

Kenneth F. Lieberman
Private Investor

Dennis C. Mullen
Retired, Managing Director - The PrivateBank and Trust Company

Gregory J. Purcell
Managing Director - Arbor Group, L.L.C.

Caren L. Reed
Retired, Vice Chairman - PrivateBancorp, Inc. and The PrivateBank and Trust Company

Michael S. Shechtman
President - Fidelity Capital Investments, LLC

Michigan

Bloomfield Hills

F. Troy Barnhart
Sr. VP of Investments - UBS Financial Services, Inc.

Harry T. Cendrowski
President - Cendrowski Selecky

Henry B. Cooney
President & CEO - Plunkett & Cooney

Stephen G. Eick
VP of Marketing - D. L. Tocco & Associates, Inc.

Janette Engelhardt
Realtor - Hall & Hunter

Pearl Holforty
President - Liberty BIDCO Investment Corporation

Ronald Hughes
President - Hughes Properties

W. Bruce Knight
Attorney - Knight & Firth Law Firm

Bruce MacDonald
Principal - Liebler!MacDonald Communication Strategists

Michael H. Obloy
President & CEO - Special Drill & Reamer Corporation

Kevin D. Poston
President & CEO - Professional Sports Planning, Inc.

Dr. William A. Ritter
Minister Retired - United Methodist Church

Peter Robinson
President - Robinson/Jeffrey Associates, Inc.

Shire Rothbart
Retired - The Taubman Company

David W. Schostak
President - Schostak Financial

Scott Steigerwald
Private Investor

Robert P. Ufer
President - Ufer & Spaniola, P.C.

Lynn Vance
Certified Financial Planner - Center for Financial Management One LLC

Christine Winans
Realtor - Weir, Manuel, Snyder & Ranke Realtors

Grosse Pointe Farms

Dr. John E. Boccaccio
Physician - St. Clair Surgical Specialists P.C.

Nanci M. Bolton
Realtor - Bolton-Johnston Associates - Realtors

James E. Brock Jr.
President - Middletons, LLC

George P. Dakmak
Partner - Fitzgerald & Dakmak, P.C.

Walter B. Fisher
CPA - Fisher & Co.

Thomas K. Fisher
Private Investor

John D. Hoben Jr.
Realtor - Adlhoch & Associates - Realtors

Edward J. Miller
Vice Chairman - Detroit Investment Fund

Susan G. O'Rourke-Hastings
President - O'Rourke Financial Planning

Thomas R. Quilter III
Partner - Abbott, Nicholson, PC Attorneys at Law

Edward J. Russell III
President - Russell Development Company

Scott A. Saurbier
Partner - Saurbier & Siegan, P.C.

James L. Schroth
President - JL Schroth Company

Peter R. Stroh
Senior Vice President - Mindshare Team Detroit, Inc.

R. Thomas Vigliotti
President - Ralph Vigliotti Realty

Rochester

Kenneth D. Bilodeau
Attorney - Attorney at Law - Kenneth D. Bilodeau

Glenda Byers-Raye
Realtor - Real Estate One

Dr. Roger C. Byrd
President - Rochester Dermatology Clinic, PC

Penny M. Crissman
Director of Government Relations - Crittenton Hospital Medical Center

Diane Ebinger
Finance Manager - Oakland Animal Hospital, PC

William M. Fox
Owner - Bill Fox Chevrolet

Danny T. Hutchins Sr., PhD.
President - DiHydro Services, Inc.

Robert M. Justin
EVP - Q Quest Corp.

J. Philip Lowman
President, Retired - The Bank of Rochester

William H. Morgan
Executive Vice President, Retired - Elias Brothers Restaurants

William R. Potere
Private Investor

Frank Rewold
President - Frank Rewold & Son, Inc.

John T. Scollin
Director - Business Solutions Group Doeren Mayhew CPA's & Consultants

Dr. Loren Siffring
Physician, Retired

Brad Upton
CEO - Dillman and Upton

Missouri

Kansas City

Paul C. Clendening
Managing Director, President & Chief Operating Officer - The PrivateBank

Bruce R. Hague
Executive Mangaging Director & President - National Commercial Banking - The PrivateBank

John D. Hunkeler M.D.
Founder & Medical Director - Hunkeler Eye Institute

Allan D. Ivie IV
Managing Director, President & Chief Operating Officer - The PrivateBank, St. Louis

Calvin Kleinmann
Chairman & Chief Executive Officer - The PrivateBank

Ralph B. Mandell
Chairman - PrivateBancorp, Inc.

Lynn Mitchelson
Retired Banker, Chairman - Johnson County Community College Board of Trustees

Jeanette Prenger
Founder & President - ECCO Select

Sherman Titens
Co-Founder - The PrivateBank

St. Louis (Brentwood)

Barbara P. Agatstein
President - Wee Ones, Inc.

Benjamin Ola Akande, Ph.D.
Dean - Webster University School of Business and Technology

Renee Bell
President - Waterhout Construction Company

Thomas L. Benson, III
Partner - Doster Mickes James Ullom Benson & Guest LLC

Arthur D. Bond, III
President - Bond + Wolfe Architects, Inc.

Michael F. Burns, M.D.
Physician - Mid-County Orthopaedic Surgery

Thomas T. Cooke
Principal - Image Technologies

Alex Elzein
European Tile & Marble

Edward W. Ellermann
Owner - E.W. Ellermann, Inc.

James A. Francis
Vice President, General Manager - Lupton Chapel

Glenn B. Guenther
Principal - Discovery Group

Stephen G. Jansen
Managing Director - AON Risk Services

Jefferson L. Miller, Jr.
Partner - Adamson Advertising, Inc.

Robert A. Noyes
President - The Noyes Group

Mark J. Proctor
Principal - P&P Restaurants, Inc.

H.G. Schwartz, Jr., Ph.D.
Private Investor

Craig Shapiro
County Homes, LLC

St. Louis (Chesterfield)

Thomas L. Benson III
Partner - Doster Mickes James Ullom Benson & Guest LLC

Jeffrey V. Burt
Kohner Properties

Sonya Gotto
Advanced Resources

Kathleen Higgins
Sachs Properties, Inc.

Jack Holleran
Holleran Duitsman Architects

Ted Liebig, Sr.
Trend Manufacturing Company

Michael E. Magliari
Michael E. Magliari, P.C.

Carey M. Prewitt
Charles L. Crane Agency Co.

Bradley A. Rosencrans
Bram Realty

Bryce Salvador
The Hockey Academy of St. Louis, LLC

Homer Sedighi
Homer, Sedighi DMD

Barb Slavkin
June Rosslein Interiors

PrivateBancorp, Inc. has twenty STRATEGICALLY LOCATED BANKING OFFICES IN SEVEN STATES SERVING THE GREATER ATLANTA, CHICAGO, CLEVELAND, DETROIT, KANSAS CITY, MILWAUKEE, MINNEAPOLIS, AND ST. LOUIS METROPOLITAN AREAS.



Minneapolis
South Dakota
Minnesota
Wisconsin
Milwaukee
Michigan
Detroit
Chicago
Iowa
Cleveland
Nebraska
Illinois
Indiana
Ohio
St. Louis
Kansas City
West Virginia
Kansas
Missouri
Kentucky
Virginia
North Carolina
Tennessee
Oklahoma
Arkansas
South Carolina
Atlanta
Mississippi
Alabama
Georgia
Texas
Louisiana

LOCATIONS

Chicago Area Offices
70 West Madison
Chicago, Illinois 60602
312-683-7100

149 East Walton Place
Chicago, Illinois 60611
312-238-8500

501 West State Street
Geneva, Illinois 60134
630-845-4830

920 South Waukegan Road
Lake Forest, Illinois 60045
847-615-3030

1110 Jorie Boulevard
Oak Brook, Illinois 60523
630-516-0900

24 South Second Street
St. Charles, Illinois 60174
630-762-0090

5260 Old Orchard Road
Skokie, Illinois 60077
847-853-3900

1000 Green Bay Road
Winnetka, Illinois 60093
847-441-4400

Cleveland Office
Loan Production Office
600 Superior Avenue East,
Suite 1300
Cleveland, Ohio 44114
216-479-6834

Georgia Offices
3423 Piedmont Road Suite 125
Atlanta, Georgia 30305
404-926-2400

3169 Holcomb Bridge Road Suite 202
Norcross, Georgia 30071
770-840-2600

5895 Windward Parkway Suite 150
Alpharetta, Georgia 30005
770-740-2880

Kansas City Area Offices
Plaza Colonnade
4801 Main Street Suite 600
Kansas City, Missouri 64112
816-286-1500

Loan Production Office
4745 West 136th Street
Leawood, Kansas 66224
913-402-6056

Michigan Offices
38505 Woodward Avenue Suite 1300
Bloomfield Hills, Michigan 48304
248-644-2301

63 Kercheval Avenue Suite 111
Grosse Pointe Farms, Michigan 48236
313-885-0351

440 Main Street
Rochester, Michigan 48307
248-652-9500

Minneapolis Office
Loan Production Office
100 South 5th Street 19th Floor
Minneapolis, Minnesota 55402
612-605-6141

St. Louis Area Offices
500 Chesterfield Center Suite 100
Chesterfield, Missouri 63017
636-736-2200

1401 S. Brentwood Blvd. 2nd Floor
St. Louis, Missouri 63144
314-301-2200

Wisconsin Office
743 North Water Street
Milwaukee, Wisconsin 53202
414-291-7100

The PrivateBank Mortgage Company
640 North LaSalle Street Suite 557
Chicago, Illinois 60610
312-329-6440

Lodestar Investment Counsel, LLC
150 South Wacker Suite 3050
Chicago, Illinois 60606
312-630-9666


ILLINOIS
Lake Forest
Winnetka
North Shore
St. Charles
Geneva
Oak Brook
Gold Coast
Chicago


GEORGIA
Alpharetta
Norcross
Atlanta


MISSOURI–EAST
Chesterfield
St. Louis


KANSAS–WEST
MISSOURI–WEST
Kansas City
Leawood


MICHIGAN
Rochester
Bloomfield Hills
Grosse Pointe Farms


OHIO
Cleveland


WISCONSIN
Milwaukee


MINNESOTA
Minneapolis


ON THE MOVE
FOCUS ✢ EXECUTION ✢ CONTINUITY ✢ CONFIDENTIALITY ✢ LIFETIME RELATIONSHIPS

The company's common stock is listed on NASDAQ under the symbol "PVTB".

PVTB
NASDAQ
GLOBAL SELECT

Stock Transfer Agent
Computershare
P.O. Box 43078
Providence, Rhode Island 02940-3078
866-440-9610

Investor Relations
Please contact Katie Manzel
312-683-7100

Website
www.pvtb.com

Annual Meeting Date
May 22, 2008

Legal Counsel
Vedder Price P.C.
Chicago, Illinois

Independent Public Accountant
Ernst & Young LLP
Chicago, Illinois

Dedicated to Building and Preserving Wealth℠

Designed by Meta4, Inc., Chicago

Cautionary Statement Regarding Forward-Looking Information
This report contains certain forward-looking statements and information within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and we are including this statement for purposes of these safe harbor provisions. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of words such as "believe," "expect," "intend," "anticipate," "estimate," "project," or similar expressions. Our ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors which could have a material adverse effect on the business, operations, financial condition and future prospects of the Company include, but are not limited to: fluctuations in market rates of interest and loan and deposit pricing in our market areas; the effect of continued margin pressure on our earnings; further deterioration in asset quality; insufficient liquidity/funding sources or the inability to obtain on terms acceptable to us the funding necessary to fund our loan growth; legislative or regulatory changes; adverse developments in our loan or investment portfolios; slower than anticipated growth of our business or unanticipated business declines; failure to get regulatory approval for a de novo federal savings bank in Kansas City or a limited purpose trust-only federal savings bank; competition; unforeseen difficulties in integrating new hires; failure to improve operating efficiencies through expense controls; and the possible dilutive effect of potential acquisitions, expansion or future capital raises. These risks and uncertainties should be considered in evaluating any forward-looking statements and information, and undue reliance should not be placed on such statements. We assume no obligation to update publicly any of these statements in light of future events unless we are required to do so under the federal securities laws.

PRIVATEBANCORP
INC.



PRIVATEBANCORP
INC.

END